Filed Pursuant to Rule 424(B)(3)
Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 14 DATED APRIL 29, 2011

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 14 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010 and Cumulative Supplement No. 13 dated April 15, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Unless otherwise defined in this Supplement No. 14, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	information with respect to our real estate investments; and

•	information regarding stock distributions recently declared.

Real Estate Investments

The following information supersedes similar information in Cumulative Supplement No. 13 to the Prospectus under the heading “Real Estate Investments.”

As of December 31, 2010, we owned two multifamily properties encompassing approximately 367,000 rentable square feet. We acquired these properties from third parties unaffiliated with us or our advisor. The following is a summary of our real estate properties as of December 31, 2010:

Multifamily Community Name	City and State	Number of Units	Date of Acquisition	Purchase Price (1)	Year of Construction	Average Unit Size (Sq. Ft.)	Physical Occupancy Rate (2)	Monthly Rental Revenue per Unit (3)
Arcadia at Westheimer	Houston, TX	404	October 5, 2010 (4)	$7,800,000 (4)	1980	897	29.7%	$580

107th Avenue	Omaha, NE	5	August 26, 2010	$250,000	1961	860	80%	$559

(1) Purchase price excludes closing costs and acquisition expenses.

(2) Physical occupancy rate is defined as the units occupied as of December 31, 2010 divided by the total number of residential units.

(3) Monthly rental revenue per unit has been calculated based on the leases in effect as of December 31, 2010, adjusted for any tenant concessions, such as free rent. Monthly rental revenue per unit only includes base rents for the occupied units, including affordable housing payments and subsidies; and does not include other charges for storage, parking, pets, cleaning, clubhouse or other miscellaneous amounts.

(4) Arcadia at Westheimer originally served as the collateral for a non-performing promissory note that we purchased on September 3, 2010 from an unaffiliated seller. The contract purchase price for the note was $7.8 million, excluding closing costs. Upon acquiring the note, we attempted to discuss with the borrower, which is not affiliated with us or our advisor, the possibility of a note restructuring or discounted payoff. After these efforts proved unsuccessful, we commenced foreclosure proceedings and, on October 5, 2010, formally received title to the property.

We believe that our multifamily communities are suitable for their intended purposes and adequately covered by insurance. There are a number of comparable properties located in the same submarkets that might compete with them. We intend to make significant renovations and improvements to Arcadia at Westheimer. Approximately $3.4 million is being allocated from the proceeds of this offering for façade repairs and repainting, upgrades to the security system, HVAC replacement, electrical system upgrades and interior repairs. The renovations commenced in November 2010 and are expected to be completed within 6 months, with the exception of routine interior renovations which will continue over the next 18 months.

Stock Distributions Declared

On April 21, 2011, our board of directors declared a stock distribution of 0.015 shares of our common stock, $0.01 par value per share, or 1.5% of each outstanding share of common stock to the stockholders of record at the close of business on May 31, 2011. Such stock distributions are to be paid on June 15, 2011.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new” Common Stock should be computed by dividing the adjusted tax basis of the old Common Stock by the total number of shares, old and new. The holding period of the Common Stock received in such a non-taxable distribution is expected to begin on the date the taxpayer acquired the Common Stock which is the date that the distribution was made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.

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